May 30, 2008

VIA ELECTRONIC TRANSMISSION

Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Indevus Pharmaceuticals, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2007

File No. 000-18728

Dear Mr. Rosenberg:

On behalf of Indevus Pharmaceuticals, Inc. (the “Company”), set forth below are the responses of the Company to the letter dated April 29, 2008, from you to Michael W. Rogers, Chief Financial Officer of the Company (the “Comment Letter”), containing certain additional comments of the Staff of the Securities and Exchange Commission to the Company’s Form 10-K for the fiscal year ended September 30, 2007 (the “2007 Form 10-K”).

Our responses to each of the comments in the Comment Letter are set forth below and are numbered to correspond to the comments set forth in the Comment Letter, which for convenience we have incorporated into this response letter.

Item 1. Business

Agreements, page 13

SEC Comment:

1. We note your response to comment 1. However, some of the requested information was not included in the disclosure proposed for your 10-K for the year ended September 30, 2008. We note your response that some of the requested information was the subject of confidential treatment requests. Please note, that we often grant confidential treatment for individual payments but are not willing to grant confidential treatment for aggregate payments under an agreement. Please revise to include the following information:

•	The Madaus 1999 agreement – the additional aggregate potential milestone payments;
•	The Madaus 2006 agreement – the additional aggregate potential milestone payments;
•	The Supernus agreement – the aggregate potential milestone payments;
•	The BayerSchering 2005 agreement – the aggregate amounts paid to date;
•	The BayerSchering 2006 agreement – the minimum purchase requirements; and

•	The Paligent agreement – the aggregate amounts paid to date and the aggregate potential payments.

If the payments made to date are not material, you may include this information in the disclosure. If you have determined that the agreement is no longer material, please provide us with an analysis supporting your determination.

Company Response:

1. With respect to the information requested by the Staff pertaining to the above listed agreements, in future Form 10-K filings commencing with the Form 10-K for the fiscal year ending September 30, 2008, in response to the Staff’s comment, the Company will provide additional disclosure and Exhibit 1 to this letter contains an example to illustrate how such additional disclosure might look. The Exhibit contains the actual respective portions of the marked “Agreements” section filed with the Staff in our response letter dated March 19, 2008, and the revisions provided with respect to this letter are italicized and placed in brackets therein.

In addition to the enhanced disclosures provided in Exhibit 1, please also note the below responses of the Company with respect to certain of the agreements.

The 2005 BayerSchering Agreement:

We did disclose that we paid $7,500,000 in August 2005 and will owe $5,000,000 upon approval of the product Nebido. Therefore, we believe we have made the requested disclosure.

The Paligent agreement:

Through fiscal 2004 at which time the Company acquired PRO 2000 and no further payments were due, the Company had paid an aggregate of approximately $1,500,000 with respect to the Paligent agreement. As such, the Company believes that the amount of the total payments made relating to this agreement is not at a material level requiring any disclosure.

Please note that with respect to the aggregate potential payments, we disclosed in Note Q of the Notes to Consolidated Financial Statements in the 2007 Form 10-K that we purchased all rights to PRO 2000 in fiscal 2004 and therefore believe that such disclosure would obviate any need to disclose that no further milestone payments could be forthcoming.

Management’s Discussion and Analysis of Financial Condition and Result of Operations, page 50

SEC Comment:

2. Please refer to your response to comment two. Please confirm to us that you will clarify in your disclosure, when applicable, that the reserves for returns and allowances are immaterial to your net income.

Company Response:

2. We confirm that we will clarify in our disclosures, when applicable, that the reserves for returns and allowances are immaterial to our net income.

SEC Comment:

3. Refer to your response to comment three. We did not find an explanation of the increase in your accounts receivable and inventory balances included in your liquidity and capital resources discussion. Please confirm that you will revise your disclosures in compliance with the information provided in your response or direct us to existing disclosures in compliance with the information requested in original comment three.

Company Response:

3. In various sections of the Management’s Discussion and Analysis of Financial Condition and Result of Operations, or MD&A, in the 2007 Form 10-K, we discuss our acquisition of Valera Pharmaceuticals. In the MD&A in Results of Operations we also discuss the changes in product revenue which include the effect of the products acquired in the Valera acquisition. In Note C of the Notes to Consolidated Financial Statements in the 2007 Form 10-K we disclosed the current assets acquired from Valera and in Note F we disclosed that inventories at September 30, 2007 included VANTAS, a product acquired from Valera.

Additionally, our statement of changes in cash flows for fiscal 2007 reflects an increase in accounts receivable of $1,708,000 and a decrease in inventory $1,842,000, each net of assets acquired from the Valera acquisition. We believe that such amounts are immaterial to the discussion of our liquidity and capital resources and have not discussed them in the Management’s Discussion and Analysis of Financial Condition and Result of Operations, or MD&A. In our March 19, 2008 letter to you we indicated the primary cause of the absolute changes in accounts receivable and inventory from September 30, 2006 and September 30, 2007 related to our acquisition of Valera in April 2007 and not to the change in product revenue as described in results of operations. We believe there is sufficient and appropriate disclosure in our financial statements and MD&A in the 2007 Form 10-K such that a reader would be able to understand the effects of the acquisition on accounts receivable and inventory.

In the appropriate future filings, we will more specifically describe material changes in accounts receivable and inventory balances and relate such changes to revenue.

Consolidated Financial Statements

Notes to Consolidated Financial Statements, page F-8

Q. Product Agreements

Sanctura and Sanctura XR, page F-28

SEC Comment:

4. Refer to your response to comment eight. Please revise your disclosure to clarify the systematic method used to recognize revenue.

Company Response:

4. The attached Exhibit 4 is our revenue recognition policy as included in our Form 10-Q for the quarterly period ended March 31, 2008 in which we disclosed the systematic methods we use to recognize revenue. Please note the paragraph that begins with an [Item 4] identifier. In the appropriate future filings, we will continue to clarify the systematic method used to recognize revenue.

The Company acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please telephone me at 781-861-8444 or our attorney, Josef B. Volman, Esq. of Burns & Levinson LLP, Boston, MA at 617-345-3895 with any comments and questions you may have.

Very truly yours,

/s/ Michael W. Rogers

Michael W. Rogers

cc:	Josef B. Volman, Esq.

EXHIBIT 1

AGREEMENTS

Madaus

In November 1999, we entered into an agreement with Madaus under which we licensed exclusive rights under Madaus’ patents and know-how to develop and market certain products, including SANCTURA in the United States. In exchange for these rights, we agreed to pay Madaus potential regulatory and sales milestone payments and royalties on net sales of the licensed products or, if sublicensed by us, a portion of royalties received by us from our sublicensee on net sales of the licensed product by the sublicensee, in lieu of royalty payments. We are responsible for all clinical development and regulatory activities and costs related to licensed products in the United States. The agreement expires on the tenth annual anniversary of the launch of SANCTURA XR provided either party may also terminate this agreement under certain customary conditions of breach. Through September 30, 2007, we have paid Madaus approximately $5.8 million pursuant to this agreement. [As of September 30, 2007, the Company has recognized a $1,500,000 obligation due to Madaus for achievement of a cumulative net sales milestone. This is the last milestone due to Madaus pursuant to this agreement.] In December 2002, we entered into a manufacturing agreement with Madaus under which Madaus produces and sells to us commercial quantities of SANCTURA in bulk form.

In November 2006, we entered into the Madaus Agreements. Under the Madaus Agreements, we agreed to (a) purchase from Madaus all required trospium active pharmaceutical ingredient for production of SANCTURA XR through November 2007 (b) license Madaus the rights to sell SANCTURA XR in all countries outside of the U.S. (the “Madaus Territory”) except Canada, Japan, Korea and China (the “Joint Territory”), (c) pay to Madaus a fee based on the number of capsules of SANCTURA XR sold by us in the U.S. through the earlier of August 23, 2014 or upon generic formulations achieving a predetermined market share, (d) supply SANCTURA XR to Madaus for a specified period of time (e) provide development committee support for a defined period and (f) provide future know-how to Madaus. In exchange, Madaus (a) waived all rights to manufacture SANCTURA XR, (b) will purchase SANCTURA XR from us at cost plus a fee based on the number of SANCTURA XR capsules sold in the Madaus Territory, and (c) will make payments upon the achievement of certain commercial milestones and royalties based on future sales of SANCTURA XR in the Madaus Territory. Certain of the milestone and royalty payments we will receive represent royalty and milestone payments due to Supernus from Indevus under the Supernus Agreement. We and Madaus will share the economics of development and commercialization in the countries in the Joint Territory. If either party decides not to pursue development and commercialization of SANCTURA XR in any country in the Joint Territory, the other party has the right to develop and commercialize SANCTURA XR in that country. Madaus is also due a portion of royalties we receive for SANCTURA and SANCTURA XR subject to a minimum of 4% of net sales, which is offsetable by any third royalties owed by us. As of September 30, 2007, no amounts were due Madaus under this agreement for SANCTURA XR. [There is $1,200,000 of potential additional milestone payments due to the Company, from Madaus, pursuant to this agreement.] As of September 30, 2007 we had received $0.4 million from Madaus under the Madaus Agreement for SANCTURA XR. The term of the Madaus Agreement for SANCTURA XR extends until the expiration, on a country-by-country basis, of all royalty obligations to us from Madaus which ceases upon the last to expire applicable patent in the Madaus territory. Either party may also terminate this agreement under certain customary conditions of breach.

Supernus

In March 2003, we signed a development and license agreement with Supernus under which Supernus developed SANCTURA XR and granted us exclusive worldwide rights under Supernus-related patents and know-how. The agreement includes ~~potential future development and commercialization milestone~~ payments from us to Supernus, ~~as well as~~ including royalties based on potential future sales of SANCTURA XR as well as potential future development and commercialization milestone payments [for up to an aggregate of $8,150,000] pertaining to the launch of SANCTURA XR in certain geographic areas as well as the development and commercialization of new formulations. We are responsible for all development costs and the commercialization of SANCTURA XR under this agreement. This agreement continues until the earlier of, in any particular country, (i) the last date on which the manufacture, use or sale of licensed product in such country would infringe a valid claim of a licensed patent in such country but for the license granted by the agreement; or (ii) 12 years from the date of first commercial sale of licensed product in such country. Either party may also terminate this agreement under certain customary conditions of breach or by mutual consent. As of September 30, 3007 we have paid approximately $3.9 million to Supernus pursuant to the agreement.

NEBIDO

BayerSchering

In July 2005, we licensed exclusive U.S. rights from BayerSchering to market NEBIDO, a long-acting injectable testosterone preparation for the treatment of male hypogonadism (the “BayerSchering Agreement”). We will be responsible for the development and commercialization of NEBIDO in the United States. BayerSchering will be responsible for manufacturing and supplying us with finished product. We agreed to pay to BayerSchering up to $30,000,000 in up-front, regulatory milestone, and commercialization milestone payments, including a $7,500,000 up-front payment paid in August 2005 and a $5,000,000 payment due upon approval by the FDA to market the product. We also agreed to pay to BayerSchering 25% of net sales of NEBIDO to cover both the cost of finished product and royalties. This agreement extends to ten years from the first commercial sale of NEBIDO. Either party may also terminate this agreement under certain customary conditions of breach and BayerSchering may terminate this agreement if there was a change in control of Indevus, as defined in the agreement.

In October 2006, we entered into a supply agreement with BayerSchering under which we finalized terms of our July 2005 license for the manufacture and the supply of NEBIDO from BayerSchering. Pursuant to the terms of this agreement, BayerSchering agreed to manufacture and supply us with all of our requirements for NEBIDO for a supply price based on net sales of NEBIDO. The BayerSchering Agreement (including the supply agreement) contains certain minimum purchase requirements that would commence after the second year of sales of NEBIDO and would be determined after the second year of sales based on a percent of purchases made during such year. ~~In addition, we are obligated to purchase certain~~The minimum quantities we purchase from BayerSchering during the term of this agreement~~, which is~~ are applied against the 25% of net sales owed to BayerSchering pursuant to the BayerSchering Agreement. [The Company does not know what its purchases will be in the second year of sales of NEBIDO, and accordingly, as of September 30, 2007, it is unable to estimate its minimum purchase requirements of NEBIDO.] ~~Both agreements expire~~The supply agreement expires ten years from the first commercial sale of NEBIDO.

EXHIBIT 4

Revenue Recognition Policy

Revenue Recognition: We classify all revenue as product revenue or contract and license fee revenue. Any consideration received in advance of revenue recognition is recorded as deferred revenue. Product revenue consists primarily of revenues from sales of products, royalties and reimbursements for royalties owed by us. Product sales are generally recognized as revenue upon the later of shipment or title transfer to our customers. Sales of VANTAS and DELATESTRYL are recorded net of reserves for returns, rebates and allowances. For SUPPRELIN LA, where chargebacks, insurance reimbursement or refunds cannot be reasonably estimated, revenue is deferred until such amounts are known and recorded as product revenue net of reserves for rebates and allowances. Until October 16, 2007, the effective date of the Amended and Restated License, Commercialization and Supply Agreement with Esprit Pharmaceuticals Inc., which was simultaneously acquired by Allergan, Inc., (the “Allergan Agreement”), we recorded sales of SANCTURA to our marketing partner as product sales. Subsequent to the Allergan Agreement, we determined that the arrangement represented a single unit of accounting and began aggregating all of the proceeds from sales of SANCTURA and SANCTURA XR with all of the other consideration received from Allergan, recording it all as deferred revenue and recognizing it as contract and license fee revenue using the appropriate revenue recognition model.

Royalty revenue consists of payments received from licensees for a portion of the sales proceeds from products that utilize our licensed technologies. Royalties are generally reported to us in a royalty report on a specified periodic basis and recognized in the period in which the sales of the product or technology on which the royalties are based occurred. If the royalty report for such period is received subsequent to the time when we are required to report our results on Form 10-Q or Form 10-K and the amount of the royalties earned is not estimable, royalty revenue is not recognized until a subsequent accounting period when the royalty report is received and when the amount of and basis for such royalty payments are reported to us in accurate and appropriate form and in accordance with the related license agreement.

Contract and license fee revenue consists of sales force subsidies, grants from agencies supporting research and development activities, and contractual initial and milestone payments received from partners, as well as amortization of deferred revenue from contractual payments. Our business strategy includes entering into collaborative license, development, supply and co-promotion agreements with strategic partners for the development and commercialization of our products or product candidates. The terms of the agreements typically include non-refundable license fees, funding of research and development, payments resulting from the achievement of certain milestones and royalties on net product sales.

Many of our agreements contain multiple elements and require evaluation pursuant to Emerging Issues Task Force (“EITF”) Issue Number 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”). Pursuant to EITF 00-21, in multiple element arrangements where we have continuing performance obligations, contract, milestone and license fees are recognized together with any up-front payments over the term of the arrangement as we complete our performance obligations, unless the delivered technology has stand alone value to the customer and there is objective, reliable evidence of fair value of the undelivered elements in the arrangement. In the case of an arrangement where it is determined that there is a single unit of accounting, all cash flows from the arrangement are aggregated and recognized as revenue over the term of the arrangement as we complete our performance obligations. We record such revenue as contract and license fee revenue.

Certain multiple element arrangements include provisions for us to participate on various committees, such as steering committees, development committees, and commercialization committees. We evaluate the facts and circumstances of the arrangement to determine if our participation is protective of our interests or if it constitutes a deliverable to be included in our evaluation of the arrangement under EITF 00-21. Additionally, pursuant to the guidance in Securities and Exchange Commission Bulletin (“SAB”) No. 104, unless evidence suggests otherwise, revenue from consideration received is recognized on a straight-line basis over the expected period of the arrangements during which we have continuing performance obligations.

[Item 4] We have elected to use the proportional performance model to determine recognition of revenue related to multiple element arrangements determined to be single units of accounting where we have continuing performance obligations and can estimate the completion of our earnings process. Under the Allergan Agreement, because we cannot determine the total amount of expected revenue or the pattern by which we will complete our obligations, all consideration is recognized as contract and license fee revenue using the Contingency-Adjusted Performance Model (“CAPM”). Under this model, when a portion of the consideration under the arrangement is earned, revenue is immediately recognized on a pro-rata basis in the period we achieve the milestone based on the time elapsed from inception of the Allergan Agreement to the time the milestone is earned over the estimated performance period of the Allergan Agreement. Thereafter, the remaining portion of the consideration is recognized on a straight-line basis over the remaining estimated performance period of the Allergan Agreement. In other multiple element arrangements where we can estimate our expected revenue and measure our completion of the earnings process, we utilize the proportional performance model.

In multiple element arrangements, where we have separate units of accounting, revenues from milestone payments related to arrangements under which we have no continuing performance obligations are recognized as revenue upon achievement of the milestone only if all of the following conditions are met: the milestone payments are non-refundable; achievement of the milestone was not reasonably assured at the inception of the arrangement; substantive effort is involved in achieving the milestone; and the amount of the milestone is reasonable in relation to the effort expended or the risk associated with achievement of the milestone. Determination as to whether a milestone meets the aforementioned conditions involves management’s judgment. If any of these conditions are not met, the milestone payments are deferred and recognized as revenue over the term of the arrangement as we complete our performance obligations.